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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8F

          Amended Application for Deregistration of Certain Registered
                              Investment Companies.

I.   General Identifying Information

     1. Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

        [X] Merger
        [ ] Liquidation
        [ ] Abandonment of Registration
        [ ] Election of status as a Business Development Company

     2. Name of fund:

        Hilliard Lyons Growth Fund, Inc.

     3. Securities and Exchange Commission File No.: 811-06423

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

        [ ] Initial Application   [X] Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        Hilliard Lyons Center, Louisville, Kentucky 40202

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Joseph C. Curry, Jr., Hilliard Lyons Center, Louisville, Kentucky 40202 502.588.8602

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

        Joseph C. Curry, Jr., Hilliard Lyons Center, Louisville, Kentucky 40202 502.588.8602

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     8. Classification of fund (check only one):

        [X] Management company;

        [ ] Unit Investment trust; or

        [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

        [X] Open-end   [ ] Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        Maryland

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Hilliard Lyons Asset Management, a Division of
        J.J.B. Hilliard, W.L. Lyons, Inc., Hilliard Lyons Center,
        Louisville, Kentucky 40202

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        J.J.B. Hilliard, W.L. Lyons, Inc., Hilliard Lyons Center,
        Louisville, Kentucky 40202

     13. If the fund is a unit investment trust ("UIT") provide:

        N/A

        (a) Depositor's name(s) and address(es):

        (b) Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes   [X] No

        If Yes, for each UIT state:

             Name(s):

             File No.: 811-
                           ---------------------

             Business Address:

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     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes   [ ] No

        If Yes, state the date on which the board vote took place:

        July 12, 2004

        If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes   [ ] No

        If Yes, state the date on which the shareholder vote took place:

        October 7, 2004

        If No, explain:

II.  Distribution to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X] Yes   [ ] No

        (a) If Yes, list the date(s) on which the fund made those distributions:

            November 5, 2004

        (b) Were the distributions made on the basis of net assets?

            [X] Yes   [ ] No

        (c) Were the distributions made pro rata based on share ownership?

            [X] Yes   [ ] No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

            N/A

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        (e) Liquidations only:

            Were any distributions to shareholders made in kind?

            [ ] Yes   [ ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17. Closed-end funds only:

        N/A

        Has the fund issued senior securities?

            [ ] Yes   [ ] No

        If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

        [X] Yes   [ ] No

        If No,

        (a) How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ] Yes   [X] No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed?

        (See question 18 above)

        [ ] Yes   [X] No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

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        (b) Why has the fund retained the remaining assets?

        (c) Will the remaining assets be invested in securities?

        [ ] Yes   [ ] No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ] Yes   [X] No

IV.  Information About Event(s) Leading to Request for Deregistration

     22. (a) List the expenses incurred in connection with the Merger or
Liquidation:

            (i)   Legal expenses;                                       $113,476
            (ii)  Accounting expenses;                                        --
            (iii) Other expenses (list and identify separately):
                     Shareholder meeting site                                657
                     Proxy tabulation                                      4,119
                     Proxy mailing and communication                       5,959
                     Proxy solicitation                                   15,419
                     D&O liability insurance premiums                    126,078
            (iv)  Total expenses (sum of lines (i)-(iii) above):        $265,708

        (b) How were those expenses allocated?

            See answer to (c) below.

        (c) Who paid those expenses?

            Constellation Investment Management Company, LP paid 50% of the first year's premium for the D&O liability insurance and Hilliard Lyons Asset Management paid the balance of the premiums for such insurance. Hilliard Lyons Asset Management and Constellation Investment Management Company, LP each paid 1/2 of the remaining expenses listed above.

            Pursuant to an Agreement and Plan of Reorganization, the Applicant's assets and liabilities were transferred to HLAM Large Cap Quality Growth Fund, a series of the Constellation Funds. Constellation Investment Management Company, L.P. is the investment adviser to the HLAM Large Cap Quality Growth Fund. Hilliard Lyons Asset Management is the sub-adviser to the HLAM Large Cap Quality Growth Fund and was the investment adviser to the Applicant.

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        (d) How did the fund pay for unamortized expenses (if any)?

            N/A

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes   [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

     24. Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes   [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes   [X] No

         If Yes, describe the nature and extent of those activities:

VI:  Mergers Only

     26. (a) State the name of the fund surviving the Merger:

             Constellation HLAM Large Cap Quality Growth Fund, a series of Constellation Funds

         (b) State the Investment Company Act file number of the fund surviving the Merger: 8l1 08104

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             811-06423, DEFM14A, September 8, 2004

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

          The undersigned states that (i) he has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hilliard Lyons Growth Fund, Inc., (ii) he is the Vice President and Treasurer of Hilliard Lyons Growth Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information and belief.


                                    Signature: /s/ Timothy P. Riordan
                                               ---------------------------------
                                               Timothy P. Riordan
                                               Secretary

                                    Date: February 18, 2005


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